Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

RECEIVED
2004 JUN 22 P 12:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

04030892

SUPPL

Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which James Watkins is a Director, of the following Director's share transactions in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired/ Disposed	Price Per Share (US$)
James Watkins	Exercise of JMH options	04/06/2004	+100,000 +10,000	3.228 3.662
	Sale of JMH shares	04/06/2004	-10,000	11.000

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
JUN 23 2004
THOMSON FINANCIAL

dlw 6/23

pp

Neil M McNamara
Group Corporate Secretary

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	11:53 4 Jun 2004
Number	4247Z

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company.

Mandarin Oriental International Limited ("MOIL")

2. Name of Director.

James Watkins

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of director named in 2 above.

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

The Central Depository (Pte) Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

Acquisition of shares in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, as a result of exercise of options

7. Number of shares/amount of stock acquired.

110,000 shares in JMH

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage).

0.018% of the issued share capital of JMH

9. Class of security.

Ordinary shares of US$0.25 each

10. Price per share.

11. Date of transaction.

4th June 2004

12. Date company informed.

4th June 2004

13. Total holding following this notification.

200,000 shares in JMH (including interests in options for 90,000 shares in JMH)

14. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage).

0.033% of the issued share capital of JMH (including interests in options)

15. Total number of shares or debentures over which options held following this notification.

90,000 shares in JMH

16. Any additional information.

None

17. Name of contact and telephone number for queries.

Carmen Tam on 852 2843 8270

18. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

4th June 2004

www.mandarinoriental.com

END

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	11:56 4 Jun 2004
Number	4251Z

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company.

Mandarin Oriental International Limited ("MOIL")

2. Name of Director.

James Watkins

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of director named in 2 above.

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

The Central Depository (Pte) Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

Sale of shares in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL

7. Number of shares/amount of stock disposed.

10,000 shares in JMH

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage).

0.002% of the issued share capital of JMH

9. Class of security.

Ordinary shares of US$0.25 each

10. Price per share.

11. Date of transaction.

4th June 2004

12. Date company informed.

4th June 2004

13. Total holding following this notification.

190,000 shares in JMH (including interests in options for 90,000 shares in JMH)

14. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage).

0.031% of the issued share capital of JMH (including interests in options)

15. Total number of shares or debentures over which options held following this notification.

90,000 shares in JMH

16. Any additional information.

None

17. Name of contact and telephone number for queries.

Carmen Tam on 852 2843 8270

18. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

4th June 2004

www.mandarinoriental.com

END